February 10, 2006

Dana Hartz
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RE:	Ligand Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed November 18, 2005
File No. 000-20720
Dear Ms. Hartz:
This letter is in response to the verbal comments communicated to John Huber by you on Thursday, February 9, 2006. In this regard, you requested supplemental confirmation or disclosure in regard to the following items. For your convenience, we have reiterated your verbal comments.
1.     Confirm that Ligand will assess the materiality for the provision for sales made in the current period and the prior periods as a percentage of Ligand’s net loss.
Ligand has informed us that it will assess the materiality for the provision for sales made in the current period and the prior periods as a percentage of Ligand’s net loss.
2.     With respect to the response on page 4 of the February 3, 2006 letter to the Staff, please revise the results of operation in the M D & A discussion to quantify the material changes in the provisions due to the increase in rebates for AVINZA and for the chargebacks for ONTAK.
The results of operation in the M D & A discussion in the Form S-1 have been revised to quantify the material changes in the provisions due to the increase in rebates for AVINZA and for the chargebacks for ONTAK, as set forth in Exhibit A attached hereto (marked to show changes).
Thank you for your assistance in this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (858) 523-5483.
Very truly yours,
/s/ Faye H. Russell
Faye H. Russell
Latham & Watkins LLP

cc:	Lisa Vanjoske
Jim Rosenberg

EXHIBIT A

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004
		(Restated)		(Restated)

AVINZA	$29,909	$20,004	$79,367	$47,458
ONTAK	7,370	7,013	24,173	24,290
Targretin capsules.	4,394	3,929	13,080	11,482
Targretin gel and Panretin gel	911	988	2,744	2,942

Total product sales	$42,584	$31,934	$119,364	$86,172

     AVINZA
     Sales of AVINZA were $29.9 million for the three months ended September 30, 2005 compared to $20.0 million for the same 2004 period. For the nine months ended September 30, 2005, sales of AVINZA were $79.4 million compared to $47.5 million for the same 2004 period. The increase in net product sales for the three and nine months ended September 30, 2005 is due to higher prescriptions as a result of the increased level of marketing and sales activity under our co-promotion agreement with Organon, a shift in the mix of prescriptions to the higher doses of AVINZA, and the product’s success in achieving state Medicaid and commercial formulary status. Formulary access removes obstacles to physicians prescribing the product and facilitates patient access to the product through lower co-pays. According to IMS data, quarterly prescription market-share for AVINZA for the three months ended September 30, 2005 was 4.5% compared to 4.2% for the same 2004 period. Since the start of co-promotion activities, AVINZA had been promoted by more than 700 sales representatives compared to approximately 50 representatives in 2003 prior to co-promotion. As a result of a recent sales force restructuring and rebalancing of the Organon AVINZA sales territories, as further discussed above under “Recent Developments”, and the expansion of Ligand’s sales force, four separate sales forces totaling approximately 600 representatives are anticipated to be deployed throughout 2005 to provide more than 800,000 focused sales calls per year to the primary care, specialist, and long-term care and hospice markets.
     For the three and nine months ended September 30, 2005 compared to the same 2004 period, AVINZA sales were negatively impacted by an increase in Medicaid rebates of approximately $1.1 million and $5.5 million, respectively, and an increase in managed care rebates of approximately $0.8 million and $2.5 million, respectively, under contracts with pharmacy benefit managers (PBMs), group purchasing organizations (GPOs) and health maintenance organizations (HMOs).
     Upon an announced price increase, we revalue our estimate of deferred product revenue to be returned to recognize the potential higher credit a wholesaler may take upon product return determined as the difference between the new price and the previous price used to value the allowance. AVINZA sales for the nine months ended September 30, 2005 reflect an approximate $3.5 million reduction in sales, recorded for the three months ended March 31, 2005, for losses expected to be incurred on product returns resulting from an AVINZA price increase which became effective April 1, 2005. This compares to a $2.6 million loss on product returns for the nine months ended September 30, 2004, which was recorded during the three months ended June 30, 2004 for an AVINZA price increase which became effective July 1, 2004. Lastly, product sales for the three and nine months ended September 30, 2005 and for the three months ended September 30, 2004 are net of fees paid to our wholesaler customers under the fee for service agreements entered into during the third and fourth quarters of 2004.
     Any changes to our estimates for Medicaid prescription activity or prescriptions written under our managed care contracts may have an impact on our rebate liability and a corresponding impact on AVINZA net product sales. For example, a 20% variance to our estimated Medicaid and managed care contract rebate accruals for AVINZA as of September 30, 2005 could result in adjustments to our Medicaid and managed care contract rebate accruals and net product sales of approximately $1.1 million and $0.5 million, respectively.

     ONTAK
     Sales of ONTAK were $7.4 million for the three months ended September 30, 2005 compared to $7.0 million for the same 2004 period. For the nine months ended September 30, 2005, sales of ONTAK were $24.2 million compared to $24.3 million for the same 2004 period. Net product sales for the three and nine months ended September 30, 2005 compared to the same periods in 2004 reflect a 9% price increase effective January 1, 2004, which under the sell-through revenue recognition method does not impact net product sales until the product sells through the distribution channel and therefore only had a limited impact on net sales for the same 2004 periods. Net product sales for the 2004 periods are also net of promotional discounts and amounts paid to wholesalers for marketing support. In connection with the implementation of fee for service agreements in the third quarter of 2004, the Company no longer provides to wholesalers promotional discounts or marketing support payments. Accordingly, sales of ONTAK for the three and nine months ended September 30, 2005 reflect no such discounts compared to approximately $1.4 million and $2.8 million, respectively, for the 2004 periods. The impact of lower discounts and marketing support payments in the 2005 periods on net product sales is partially offset by fees paid to wholesalers under the fee for service agreements for the entire nine months ended September 30, 2005 compared to for only the three months ended September 30, 2004. The increase in net product sales due to the price increase and lower promotional discounts and marketing support was largely offset, however, by a 20% and 10% decrease in wholesaler out-movement for the three and nine months ended September 30, 2005 compared to the same periods in 2004, respectively, due primarily to a decline in the office segment of the market which has been impacted by reimbursement rates. Increases in the hospital segment have not been sufficient to offset the office segment trend. ONTAK sales for the three and nine months ended September 30, 2005 were also negatively impacted by a continued increase in chargebacks and rebates of approximately $0.6 million and $1.1 million, respectively, due to changes in patient mix and evolving reimbursement rates.
     We continue to study changes to the Centers for Medicare and Medicaid Services reimbursement rates. This review continues to indicate increased challenges for a sub-segment of our ONTAK Medicare patients in 2005. We expect that sales of ONTAK will continue to be negatively impacted by changes to the Centers for Medicare and Medicaid Services reimbursement rates in 2005 but expect improved reimbursement rates moving into 2006.
          Targretin capsules
     Sales of Targretin capsules were $4.4 million for the three months ended September 30, 2005 compared to $3.9 million for the same 2004 period. For the nine months ended September 30, 2005, sales of Targretin capsules were $13.1 million compared to $11.5 million for the same 2004 period. This increase reflects a 7% price increase effective January 1, 2004 which under the sell-through revenue recognition method does not impact net product sales until the product sells-through the distribution channel and therefore had only a limited impact on net sales for the same 2004 period. As reported by IMS Health, demand for Targretin capsules, as measured by product outmovement, increased by approximately 4% and 3% for the three and nine months ended September 30, 2005, respectively, compared to the same 2004 periods. Lastly, Targretin capsules product sales for the three and nine months ended September 30, 2005 and the three months ended September 30, 2004 are net of fees paid to our wholesaler customers under the fee for service agreements entered into during the third and fourth quarters of 2004.
     In June 2004, the Centers for Medicare and Medicaid Services (CMS) announced formal implementation of the Section 641 Demonstration Program under the Medicare Modernization Act of 2003 including reimbursement under Medicare for Targretin for patients with CTCL. As a result, we continue to expect improved patient access for Targretin in 2005.
          Collaborative Research and Development and Other Revenues
     Collaborative research and development and other revenues for the three months ended September 30, 2005 were $2.2 million compared to $4.8 million for the same 2004 period. For the nine months ended September 30, 2005, collaborative research and development and other revenues were $8.2 million compared to $10.3 million for the same 2004 period. Collaborative research and development and other revenues include reimbursement for ongoing research activities, earned development milestones, and recognition of prior years’ up-front fees previously reported by IMS Health. Sales in 2004 also benefited from a 9.9% price increase effective January 1, 2004 and a 9.0% price increase effective July 1, 2004. Since the start of co-promotion activities, AVINZA had been promoted by more than 700 sales representatives compared to approximately 50 representatives in 2003 prior to co-promotion. However, as a result of a recent sales force restructuring and rebalancing of the Organon AVINZA sales territories, as further discussed above under “Recent Developments”, and the expansion of Ligand’s sales force, four separate sales forces totaling approximately 600 representatives are anticipated to be deployed in 2005 to provide more than 800,000 focused sales calls per year to the primary care, specialist, and long-term care and hospice markets.
     AVINZA sales were negatively impacted during 2004 by ~~a higher level of~~ an increase in Medicaid rebates of approximately $11.3 million, which significantly increased in the fourth quarter of 2003, driven by increased prescriptions in states where AVINZA (1) obtained preferred formulary status relative to competing products and (2) came onto the state formulary but not in a preferred position. AVINZA sales during 2004 compared to 2003 were also impacted by ~~a higher level of rebates~~ an increase in managed care rebates of approximately $4.6 million under ~~certain managed care~~ contracts entered into in late 2003 and early 2004 with pharmacy benefit managers (PBMs), group purchasing organizations (GPOs) and health maintenance organizations (HMOs). Any changes to our estimates for Medicaid prescription activity or prescriptions written under our managed care contracts may have an impact on our rebate liability and a corresponding impact on AVINZA net product sales. For example, a 20% variance to our estimated Medicaid and managed care contract rebate accruals for AVINZA as of December 31, 2004 could result in adjustments to our Medicaid and managed care contract rebate accruals and net product sales of approximately $0.9 million and $0.3 million, respectively.
     Sales of AVINZA were $16.5 million in 2003 compared to $1.1 million in 2002. This increase is due to increasing prescriptions as a result of the increased level of marketing and sales activity under our co-promotion arrangement with Organon, and to 2003 being the first full year of AVINZA sales. Demand for AVINZA as measured by prescription levels (or patient consumption for channels with no prescription requirements) was 17 times greater for 2003 than for 2002, as reported by IMS Health. Sales of AVINZA in 2003 compared to 2002 were negatively impacted, however, by an increase in Medicaid rebates of approximately $1.7 million and an increase in rebates under managed care contracts of approximately $0.8 million.
          ONTAK
     Sales of ONTAK were $32.2 million in 2004 compared to $24.1 million in 2003. Sales in 2004 were positively impacted by a 9% price increase effective January 1, 2004 and increasing use (impacted in part by expanded clinical data) in CTCL, CLL, and NHL. Demand for ONTAK as measured by shipments to end users as reported by our wholesalers increased by 28% for 2004 compared to 2003. Sales of ONTAK in 2004 were negatively impacted, however, by a continued increase in chargebacks and rebates of approximately $1.9 million due to changes in patient mix and evolving reimbursement rates. We expect that sales of ONTAK will be negatively impacted by changes to the Centers for Medicare and Medicaid Services reimbursement rates in 2005 but expect improved reimbursement rates moving into 2006. A 20% variance to our Medicaid rebate and estimated chargeback accruals for ONTAK as of December 31, 2004 could result in an adjustment to such accruals and net product sales of approximately $0.1 million.
     Sales of ONTAK were $24.1 million in 2003 compared to $17.7 million in 2002. This increase reflects price increases and increasing use (impacted in part by expanded clinical data) in CTCL, CLL, and NHL. Overall demand for ONTAK measured by unit shipments to end users increased 20% for 2003 compared to the prior year. Sales of ONTAK were negatively impacted, however, by increased chargebacks and rebates of approximately $0.8 million reflecting changes in our patient mix and reimbursement rates.
          Targretin Capsules
     Sales of Targretin capsules were $15.1 million in 2004 compared to $11.6 million in 2003. This increase reflects a 7% price increase effective January 1, 2004 and the full period impact of a 15% price increase effective April 1, 2003. Additionally, demand for Targretin capsules as measured by product outmovement increased by 5.4% for 2004 compared to 2003, as reported by IMS Health.
     In June 2004, the Centers for Medicare and Medicaid Services (CMS) announced formal implementation of the Section 641 Demonstration Program under the Medicare Modernization Act of 2003 including reimbursement under